Exhibit 12.2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
     The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicted.

	YEARS ENDED DECEMBER 31,					SEPTEMBER 30,
(dollars in thousands)	2002	2003	2004	2005	2006	2007	2006
Net income (loss)	$(24,958)	$(22,168)	$24,219	$47,470	$45,232	42,147	38,026
Income tax (benefit) expense	(12,434)	(12,338)	11,764	35,488	35,753	34,356	29,093
Fixed charges	139,376	126,245	116,409	137,889	171,686	165,463	125,350

Earnings	101,984	91,739	152,392	220,847	252,671	241,966	192,469

Interest expense, net	94,061	77,350	64,425	80,345	109,806	115,909	79,206
Rent under leases representative of an interest factor (1/3)	45,315	48,895	51,984	57,544	61,880	49,554	46,144
Preferred dividends	0	0	0	0	0	0	0

Fixed charges	139,376	126,245	116,409	137,889	171,686	165,463	125,350

Ratio of earnings to fixed charges(2)	0.7x	0.7x	1.3x	1.6x	1.5x	1.5x	1.5x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2002 and 2003, earnings were insufficient to cover fixed charges by $37.4 million and $34.5 million, respectively.